Exhibit 99.1

Vermilion Energy Trust Announces Second Quarter Results for the Three and Six Month Periods Ended June 30, 2010

CALGARY, Alberta--(BUSINESS WIRE)--August 9, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX: VET.UN) is pleased to report interim operating and unaudited financial results for the three and six month periods ended June 30, 2010.

Second Quarter Highlights:

  Recorded production of 31,697 boe/d, a gain of more than 1,500 boe/d or 5% compared to 30,184 boe/d recorded in the first quarter of 2010. The full quarter impact of production gains from the 2009 Netherlands gas drilling program and drilling and workover programs in France more than offset declines in Australian production due to temporary outages. Canadian production remained relatively stable quarter over quarter.
  Generated fund flows from operations for the second quarter of 2010 of $90.4 million ($1.03 per unit), as compared to $78.4 million ($0.90 per unit) in the prior quarter. Higher production volumes more than offset declines in both oil and natural gas prices.
  Completed two Cardium light oil wells drilled during the first quarter of 2010 and drilled a further two wells during the second quarter for a total of seven Cardium wells drilled to date. The average 30 calendar day production rate, post recovery of the hydrocarbons used in the fracturing process, for the first three wells in the program was approximately 440 boe/d per well, with individual well averages ranging from 366 boe/d to 537 boe/d. Wet weather delayed tie-in of the fourth and fifth wells which were brought on production in late July with initial results that appear comparable to the first three wells.
  Completed the Les Mimosas-2 well in France as a pressure support well for the reservoir. Initial production response from the Les Mimosas-1 producer is a gain of more than 150 boe/d of light oil. These results, combined with a strong response from waterflood operations at Champotran and success in the ongoing workover and recompletion program, increased production volumes in France by more than 400 boe/d in the second quarter of 2010 as compared to the first quarter of 2010.
  Completed preparations to drill three development wells in the Wandoo Field in Australia. Drilling operations are scheduled to commence in August, with production from these new wells expected to be on-stream by the middle of the fourth quarter 2010.
  Submitted a revised application to the Irish planning board for approval to build an onshore pipeline connecting the offshore pipeline from the Corrib Field to the Bellanaboy processing plant. Public hearings regarding this application are expected to begin in late August.
  Commenced drilling the 18/20-G exploration well offshore Ireland, targeting a structure north of the Corrib Field. Should hydrocarbons be discovered and prove commercial, the structure would have the potential to significantly extend the life of the Corrib platform. Vermilion holds an 18.5% interest in this well.
  Total capital spending decreased to $100 million in the second quarter of 2010 which included approximately $42 million of increased capital spending in Canada to capture 25.25 net sections (16,000 acres) of strategic lands in the prime Cardium and tight gas fairways in the Drayton Valley region.
  Net debt decreased by approximately $18 million in the quarter to $183 million for the period ending June 30, 2010. This decrease was partially due to the Trust’s second quarter decision to wind up the reclamation fund which resulted in the related assets being reclassified to current. Net debt as at June 30, 2010 represents approximately 0.51 times annualized second quarter fund flows from operations.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, August 9, 2010. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International). The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using account number 286 and conference ID number 353594. The replay will be available until midnight eastern time on August 16, 2010. You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=147175 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

  capital expenditures;
  business strategy and objectives;
  reserve quantities and the discounted present value of future net cash flows from such reserves;
  net revenue;
  future production levels;
  exploration plans;
  development plans;
  acquisition and disposition plans and the timing thereof;
  operating and other costs;
  royalty rates and the expected impact of changes thereto on Vermilion;
  the timing of Vermilion’s proposed conversion to a corporation and proposed dividend policy and the anticipated implications of such conversion to Vermilion or its Unitholders;
  Vermilion's additional future payment in connection with the Corrib acquisition;
  the timing of first commercial gas from the Corrib field;
  the decision of the Corrib joint venture consortium to drill an exploratory well at the Corrib field and the timing thereof; and
  estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

  the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
  the ability of the Trust to market oil and natural gas successfully to current and new customers;
  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
  the timely receipt of required regulatory approvals;
  the ability of the Trust to obtain financing on acceptable terms;
  currency, exchange and interest rates; and
  future oil and natural gas prices

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

  the ability of management to execute its business plan;
  the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and natural gas deposits;
  risks inherent in the Trust's marketing operations, including credit risk;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  the Trust's ability to enter into or renew leases;
  fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  the ability of the Trust to add production and reserves through development and exploration activities;
  general economic and business conditions;
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
  uncertainty in amounts and timing of royalty payments;
  risks associated with existing and potential future law suits and regulatory actions against the Trust; and
  other risks and uncertainties described elsewhere in this document or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Financial ($M CDN except unit and per unit amounts)	2010	2009	2010	2009
Petroleum and natural gas revenue	$169,545	$162,788	$339,126	$309,024
Fund flows from operations	90,407	85,496	168,768	153,906
Per unit, adjusted basic [1]	1.03	1.10	1.93	1.98
Capital expenditures	99,858	28,509	219,754	68,427
Acquisitions, including acquired working capital deficiency	-	12,502	2,897	17,548
Net debt			183,009	236,656
Reclamation fund contributions and asset retirement costs incurred	-	1,615	-	4,266
Cash distributions per unit	0.57	0.57	1.14	1.14
Distributions declared	45,969	40,516	91,497	80,689
Less DRIP	(9,453)	-	(16,833)	-
Net distributions	36,516	40,516	74,664	80,689
% of fund flows from operations distributed, gross	51%	47%	54%	52%
% of fund flows from operations distributed, net	40%	47%	44%	52%
Total net distributions, capital expenditures, reclamation fund contributions or withdrawals and asset retirement costs incurred
	$136,374	$70,640	$294,418	$153,382
% of fund flows from operations	151%	83%	174%	100%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	129%	83%	153%	100%
Trust units outstanding [1]
Adjusted basic			88,204,032	78,160,012
Diluted			89,695,619	79,815,172
Weighted average trust units outstanding [1]
Adjusted basic			87,618,960	77,838,163
Diluted			88,268,855	78,541,327
Unit trading
High			$36.36	34.00
Low			$31.25	20.02
Close			$33.67	29.23
Operations
Production
Crude oil (bbls/d)	17,637	18,627	17,323	18,817
Natural gas liquids (bbls/d)	1,386	1,530	1,540	1,561
Natural gas (mcf/d)	76,040	72,490	72,489	73,285
Boe/d (6:1)	31,697	32,238	30,944	32,593
Average reference price
WTI (US $/bbl)	$78.03	$59.62	$78.37	$51.35
Brent (US $/bbl)	78.30	58.79	77.27	51.60
AECO ($/mcf)	3.89	3.45	4.42	4.18
Foreign exchange rate (US $/CDN $)	0.97	0.86	0.97	0.83
Foreign exchange rate (Euro/CDN $)	0.77	0.63	0.73	0.62
Average selling price
Crude oil and NGLs ($/bbl)	77.42	70.37	78.35	61.02
Natural gas ($/mcf)	5.13	5.11	5.46	6.33
Netbacks per boe (6:1)
Operating netback	41.83	36.35	39.29	33.02
Fund flows netback	31.35	29.14	30.14	26.08
Operating costs	$11.31	$11.70	$12.31	$11.61
[1] Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under the MD&A section for further discussion.

OUTLOOK

Vermilion continues to execute on its strategic plan to deliver its stated growth target of 5% organically through the development of the existing asset base. A key focus of the plan is the continued expansion and development of Vermilion’s land position in the Drayton Valley region of Western Canada. This region will serve as a principle driver of growth through the development of Cardium light oil and liquids-rich gas opportunities. A further platform for growth will be natural gas exploration and development in the Netherlands. Each of these programs is expected to deliver meaningful production growth for the next several years. Ongoing development of oil reserves in the Wandoo field offshore Australia and a steady program of drilling and workovers in France are anticipated to hold production from these countries relatively stable. In addition, the Corrib natural gas project in Ireland should provide a significant boost to production volumes of between 25% and 30% after start-up and provide relatively stable production for two to four years thereafter.

Assuming a reasonably stable commodity price environment, Vermilion’s strong financial position should enable the execution of its strategic plan without the need for additional equity. Financial leverage is expected to increase to levels more in-line with industry averages over the period leading up to first-gas at Corrib following which Vermilion’s balance sheet will be de-levered once production from the Corrib field begins.

Vermilion is planning to convert to a corporation on September 1, 2010 and expects to maintain the current $0.19 per month distribution in the form of a dividend. Taxable individual investors in Canada will benefit from an enhanced dividend tax credit on eligible dividends received resulting in a lower effective tax rate on their payments, while U.S. residents holding Vermilion units in qualified retirement or savings accounts are expected to be sheltered from the 15% withholding tax that currently applies to distributions. An Information Circular regarding the Plan of Arrangement was mailed to unitholders on August 4, 2010. A “Special Meeting” is schedule for 10:00 MST on August 31, 2010 for unitholders to vote on the terms of the Plan of Arrangement.

Second half 2010 operations in Canada will remain focused on Cardium light oil and liquids-rich natural gas development. Vermilion plans to drill six more Cardium light oil horizontal wells in 2010 (100% WI) in addition to a number of partner operated Cardium wells. The drilling program is expected to increase to between 30 and 40 wells in 2011. The liquids-rich gas well program will see eight wells (4.3 net) drilled in the second half of 2010 including three horizontal wells (1.95 net). These wells are targeting formations that deliver between 40 and 60 barrels of high value liquids per million cubic feet of gas production supporting economic drilling at current gas price levels.

In the Netherlands, Vermilion has submitted 16 new locations for drilling approval with plans to drill three to six additional wells in mid 2011. Vermilion is moving through the permitting process to enable production from the Vinkega-1 and De Hoeve-1 discovery wells, which are scheduled to come on-stream in mid 2011, subject to receipt of all approvals.

Vermilion plans to drill three wells in the Wandoo field offshore Australia in the second half of 2010. These development wells are targeting oil that would not be recovered from existing wellbores, and are anticipated to yield combined initial production of between 1,500 and 2,000 boe/d commencing in late 2010.

In France, second half operations will target ongoing workovers and recompletions. Vermilion also plans to recomplete and frac a second vertical well in the Lias shale, following positive results from its first recompletion. On May 10, 2010 Hess Corporation and Toreador Resources Corporation announced an agreement to advance the evaluation of the shale oil potential in the Paris Basin. Vermilion holds approximately 176,000 net acres in the heart of this play and will continue to advance its understanding of the geological, mechanical and economic foundation of this significant resource. In addition, Vermilion is actively permitting new drilling locations for 2011 and currently anticipates the drilling of three to five wells targeting new and underdeveloped areas of the reservoirs at Cazaux, Chaunoy and Champotran.

Vermilion has completely refurbished two of four oil storage tanks at the Ambès facility and plans to refurbish the remaining two tanks by mid 2011. Vermilion also plans to assume operatorship of the Ambès storage facility by year end 2010.

In Ireland, a new proposal for the location of the onshore pipeline to connect the Corrib field to onshore processing facilities was submitted to the Irish planning board. The partners believe that the issues and concerns raised by the planning board last November have been addressed in this new proposal and are looking forward to presenting this proposal in public hearings that are expected to begin in late August.

Vermilion continues to review acquisition opportunities within its core operating areas of Canada, Western Europe and Australia, but does not require an acquisition to meet its growth targets.

The management and employees of Vermilion are excited about the prospects for future growth and continue to strive toward delivering optimal returns for investors and superior rewards for all its stakeholders. Vermilion targets the delivery of steady per trust unit reserves and production growth on an annual basis which, combined with an attractive distribution (dividend post September 1, 2010) is anticipated to provide investors with attractive long term total returns.

The management and directors of Vermilion continue to control approximately 9% of the outstanding units and exchangeable shares remaining well aligned with the interest of all stakeholders.

VERMILION IS MOVING

Effective August 23, 2010, please change your records to reflect our new address at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3; Telephone (Unchanged): 403-269-4884; Facsimile (All Departments): 403-476-8100.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated August 6, 2010 of Vermilion’s operating and financial results as at and for the three and six month periods ended June 30, 2010 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2010 and the Trust’s audited consolidated financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, as contained in the Trust’s 2009 Annual Report.

The financial data contained within this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP or “Canadian GAAP”) and are reported in Canadian dollars, unless otherwise stated.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in the Trust’s consolidated statements of cash flows is reconciled to fund flows from operations below:

	Three Months Ended		Six Months Ended
($M)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Cash flows from operating activities	$107,279	$3,151	$187,516	$57,835
Changes in non-cash operating working capital	(17,684)	80,730	(19,560)	91,805
Asset retirement costs incurred	812	1,615	812	4,266
Fund flows from operations	$90,407	$85,496	$168,768	$153,906

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Six Months Ended
($M)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows
	$-	$12,502	$2,897	$17,548
Corporate acquisition, net of cash acquired from consolidated statements of cash flows
	-	-	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)

	-	-	-	-
Acquisitions, including acquired working capital deficiency	$-	$12,502	$2,897	$17,548

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in the Trust’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($M)	June 30, 2010	Dec 31, 2009	June 30, 2009
Long-term debt	$229,588	$159,723	$248,400
Current liabilities	193,891	217,563	149,907
Current assets	(240,470)	(256,886)	(161,651)
Net debt	$183,009	$120,400	$236,656

“Cash distributions per unit” represents actual cash distributions declared per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended		Six Months Ended
($M)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Distributions declared	$45,969	$40,516	$91,497	$80,689
Issue of trust units pursuant to the distribution reinvestment plan	(9,453)	-	(16,833)	-
Net distributions	$36,516	$40,516	$74,664	$80,689

“Total net distributions, capital expenditures, reclamation fund contributions or withdrawals and asset retirement costs incurred” is calculated as net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Withdrawals from (contributions) to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Six Months Ended
($M)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Distributions declared	$45,969	$40,516	$91,497	$80,689
Issue of trust units pursuant to the distribution reinvestment plan	(9,453)	-	(16,833)	-
Drilling and development of petroleum and natural gas properties	99,858	28,509	219,754	68,427
Withdrawal from reclamation fund	(812)	-	(812)	-
Asset retirement costs incurred	812	1,615	812	4,266
	$136,374	$70,640	$294,418	$153,382

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only in diluted per unit statistics provides meaningful information.

“Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” as described above plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	June 30, 2010	June 30, 2009
Basic weighted average trust units outstanding	80,158,188	70,778,145
Trust units issuable pursuant to exchangeable shares outstanding	7,460,772	7,060,018
Adjusted basic weighted average trust units outstanding	87,618,960	77,838,163

	As At	As At
	June 30, 2010	June 30, 2009
Trust units outstanding	80,743,859	71,200,969
Trust units issuable pursuant to exchangeable shares outstanding	7,460,173	6,959,043
Adjusted basic trust units outstanding	88,204,032	78,160,012
Potential trust units issuable pursuant to unit compensation plans	1,491,587	1,655,160
Diluted trust units outstanding	89,695,619	79,815,172

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of three wells (2.5 net) during the second quarter of 2010, including two horizontal Cardium wells and one partner operated vertical Ellerslie well. Two Cardium wells (2.0 net) drilled in the first quarter of 2010, were completed with 18 stage oil fracs and tied-in to production facilities in late July. Preliminary results are consistent with the first three Cardium wells in the program. The Ellerslie well was completed in mid July and is scheduled to be tied in by mid August.

France

In France, Vermilion completed drilling the Les Mimosas-2 well in the Aquitaine Basin. This well was drilled as an injection well to improve the recovery of oil from this single well pool that was discovered in 2004. Preliminary reservoir response has been very positive, with production from the Les Mimosas-1 well increasing by more than 150 boe/d. Strong response from Vermilion’s waterflood operations at Champotran as well as the ongoing workover and recompletion program in France further improved volumes in the quarter.

Netherlands

In the Netherlands, Vermilion continued to work towards receipt of permitting and regulatory approvals in anticipation of a three to six well drilling program to be initiated in 2011. A total of 16 drilling permits have been submitted for approval. Permitting of the Vinkega-1 and De Hoeve-1 discovery wells is ongoing, with both wells expected to be put on production in mid 2011.

Australia

Vermilion finalized drilling preparations for the Wandoo Field and anticipates receipt of the drilling rig in mid August. The three wells are expected to deliver additional combined initial production of between 1,500 and 2,000 boe/d beginning in the fourth quarter of 2010.

PRODUCTION

Average production in Canada during the second quarter of 2010 was 11,434 boe/d comprised of 4,060 bbls/d of oil and NGLs and 44.2 mmcf/d of natural gas compared to 11,514 boe/d, comprised of 3,682 bbls/d of oil and NGLs and 47.0 mmcf/d of natural gas, during the first quarter of 2010. Ongoing drilling and completion of Cardium light oil wells and liquids-rich natural gas wells should yield higher production volumes in the second half of 2010.

Production in France averaged 8,472 boe/d in the second quarter of 2010, 5% higher than average first quarter 2010 production of 8,057 boe/d. The quarter-over-quarter increase was attributable to the positive impact of the Les Mimosas-2 injection well on that reservoir and continuing workover and recompletion activities. France production is expected to remain stable over the balance of the year.

Production in the Netherlands increased by 1,750 boe/d or nearly 50% to 5,269 boe/d in the second quarter of 2010 compared to 3,519 boe/d in the first quarter of 2010. The increase reflects production additions from the Middelburen-2 and the Middenmeer-3 wells with further gains expected in 2011 as the Vinkega-1 and De Hoeve-1 wells are brought on stream.

Australia production averaged 6,522 boe/d in the second quarter of 2010, compared to 7,094 boe/d in the first quarter of 2010, a decrease of 8%, attributable to a combination of natural production declines on existing wells and some temporary shut-downs related to minor operational issues. Third quarter production will be slightly impacted by drilling related downtime, but is expected to increase in the fourth quarter as production from the new wells is brought on stream.

	Three Months Ended June 30, 2010				Six Months Ended June 30, 2010
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,060	44.24	11,434	36	3,873	45.61	11,474	37
France	8,397	0.45	8,472	27	8,150	0.69	8,265	27
Netherlands	44	31.35	5,269	17	34	26.19	4,399	14
Australia	6,522	-	6,522	20	6,806	-	6,806	22
Total Production	19,023	76.04	31,697	100	18,863	72.49	30,944	100

	Three Months Ended June 30, 2009				Six Months Ended June 30, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,769	51.11	12,288	38	3,756	50.36	12,149	37
France	8,432	1.18	8,628	27	8,328	1.11	8,512	26
Netherlands	25	20.20	3,391	11	24	21.82	3,662	11
Australia	7,931	-	7,931	24	8,270	-	8,270	26
Total Production	20,157	72.49	32,238	100	20,378	73.29	32,593	100

FINANCIAL REVIEW

During the three and six month periods ended June 30, 2010, the Trust generated fund flows from operations of $90.4 million and $168.8 million, respectively. For the same periods in 2009, the Trust generated fund flows from operations of $85.5 million and $153.9 million, respectively. The respective increases in fund flows from operations of $4.9 million and $14.9 million are the result of higher average oil prices year over year. The GAAP measure, cash flows from operating activities also increased year over year to $107.3 million and $187.5 million for the three and six month periods ended June 30, 2010 versus $3.2 million and $57.8 million for the same periods in 2009. These year over year increases were due to 2009 cash flows from operating activities being negatively impacted by changes in non-cash operating working capital associated with the timing of oil liftings in Australia as well as payments on income taxes accrued in 2008.

During the three and six month periods ended June 30, 2010, the price of WTI crude oil averaged US$78.03 per barrel and US$78.37 per barrel, respectively. This is significantly higher than the average price for the same periods in 2009 which were US$59.62 per barrel and US$51.35 per barrel, respectively. For the three and six month periods ended June 30, 2010 the AECO price for gas averaged CDN$3.89 per mcf and CDN$4.42 per mcf, respectively (three and six month periods ended June 30, 2009, CDN$3.45 per mcf and CDN$4.18 per mcf, respectively). On a year over year basis, the average AECO gas price increased slightly versus the same periods in 2009.

The Trust’s net debt was $183.0 million at June 30, 2010 (December 31, 2009 - $120.4 million) representing 51% of second quarter annualized fund flows from operations. The Trust’s long-term debt at June 30, 2010 was $229.6 million (December 31, 2009 - $159.7 million). The year over year increases in net debt are a function of Vermilion’s significant Canadian land acquisitions during the first half of 2010 partially offset by the reclassification of the reclamation fund assets to current (see Reclamation Fund for further information).

For the three and six month periods ended June 30, 2010, total net distributions, capital expenditures (excluding those on the Corrib project), reclamation fund contributions or withdrawals and asset retirement costs incurred as a percentage of fund flows from operations were 129% and 153%, respectively (three and six month periods ended June 30, 2009, 83% and 100%, respectively). The year over year increase in this ratio relates to Vermilion’s land acquisition activity during 2010.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three and six month periods ended June 30, 2010 was $99.9 million and $222.7 million, respectively (three and six month periods ended June 30, 2009, $41.0 million and $86.0 million, respectively).

Capital spending excluding acquisitions has increased year over year primarily due to the significant land acquisitions associated with Vermilion’s focus on Western Canadian resource plays. Also contributing to the higher levels of capital spending were costs incurred related the 2010 Wandoo Field drilling campaign and post acquisition capital costs on the Corrib project.

On a year over year basis, the decrease in acquisitions is associated with the deposit paid on the Corrib acquisition of $11.8 million in June 2009.

	Three Months Ended		Six Months Ended
($M)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Land	$41,695	$1,956	$92,743	$3,417
Seismic	797	675	2,226	1,149
Drilling and completion	14,598	8,750	42,874	24,649
Production equipment and facilities	23,697	8,395	48,329	18,082
Recompletions	13,024	3,616	19,657	8,547
Other	6,047	5,117	13,925	12,583
	99,858	28,509	219,754	68,427
Acquisitions (excluding acquired working capital deficiency)	-	12,502	2,897	17,548
Total	$99,858	$41,011	$222,651	$85,975

REVENUE

Revenue for the three and six month periods ended June 30, 2010 was $169.5 million and $339.1 million, respectively (three and six month periods ended June 30, 2009, $162.8 million and $309.0 million, respectively). Vermilion’s higher revenue year over year was driven by stronger oil prices during the three and six month periods ended June 30, 2010 versus the same periods in 2009.

Vermilion’s combined crude oil and NGLs price was $77.42 per boe in the second quarter of 2010, an increase of 10% over the $70.37 per boe reported in the second quarter of 2009. The natural gas price realized was $5.13 per mcf in the second quarter of 2010 compared to $5.11 per mcf in the second quarter of 2009. Although Canadian gas prices were relatively stable, Vermilion’s realized price for gas in the Netherlands decreased from $8.71 per mcf in the second quarter of 2009 to $6.18 per mcf in the second quarter of 2010 as a result of changes to the pricing agreement in the current year and the strengthening of the Canadian dollar relative to the Euro.

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Crude oil & NGLs	$134,032	$129,074	$267,497	$225,059
Per boe	$77.42	$70.37	$78.35	$61.02
Natural gas	35,513	33,714	71,629	83,965
Per mcf	$5.13	$5.11	$5.46	$6.33
Petroleum and natural gas revenue	$169,545	$162,788	$339,126	$309,024
Per boe	$58.78	$55.49	$60.55	$52.38

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	June 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009
France (bbls)	163,515	179,404	167,962	147,043
France ($M)	$4,663	$5,448	$5,068	$4,459
Australia (bbls)	60,146	61	5,387	246,311
Australia ($M)	$1,784	$2	$167	$7,499

DERIVATIVE INSTRUMENTS

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes. The Trust has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. The Trust does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes the Trust’s outstanding financial derivative positions as at June 30, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
January 2010 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
July 2010 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 to October 2010	$0.00/GJ	5,000	$5.28
April 2010 to October 2010	$0.00/GJ	5,000	$5.30
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
April 2010 to October 2010	$0.35/GJ	10,000	$4.50

The impact of Vermilion’s derivative based risk management activities increased the fund flows netback for the six month period ended June 30, 2010 by $0.89 per boe ($1.31 per boe in the quarter). This compares to an increase of $0.49 per boe in the first six months of 2009 ($0.24 per boe in the quarter).

ROYALTIES

Consolidated royalties per boe for the three and six month periods ended June 30, 2010 were $4.56 and $7.37, respectively (three and six month periods ended June 30, 2009, $6.17 and $6.75, respectively). As a percent of revenue for the three and six month periods ended June 30, 2010, royalties were 8% and 12%, respectively (three and six month periods ended June 30, 2009, 11% and 13%, respectively).

In Australia, royalties, as a percentage of revenue for the three and six month periods ended June 30, 2010 were 8% and 19%, respectively (three and six month periods ended June 30, 2009, 21% and 23%, respectively). Royalties are reduced by capital investment in the country and as such, royalties for the three and six month periods ended June 30, 2010 as a percentage of revenue decreased as compared to the same periods in the prior year as a result of higher levels of capital spending in 2010. Lower revenues for the three month period ended June 30, 2010 in the royalty formula also contributed to the lower royalties as a percentage of revenues compared to the same period in the prior year.

In Canada, royalties as a percentage of revenue for the three and six month periods ended June 30, 2010 increased to 12% and 16%, respectively (three and six month periods ended June 30, 2009, 6% and 11%, respectively). The year over year increase is attributable to the impact of higher commodity prices in 2010 versus the same periods in 2009 as well as higher gas cost allowance recoveries related to prior periods that were realized during the second quarter of 2009.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were higher for the three and six month periods ended June 30, 2010 compared to the same periods in 2009, royalties, as a percent of revenue, decreased to 7% for both periods in 2010 (three and six month periods ended June 30, 2009, 8% and 9%, respectively).

Production in the Netherlands is not subject to royalties.

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Crude oil & NGLs	$13,021	$19,447	$38,027	$37,681
Per boe	$7.52	$10.60	$11.14	$10.22
Natural gas	141	(1,348)	3,232	2,118
Per mcf	$0.02	$(0.20)	$0.25	$0.16
Royalties	$13,162	$18,099	$41,259	$39,799
Per boe	$4.56	$6.17	$7.37	$6.75

OPERATING COSTS

Consolidated operating costs per boe for the three and six month periods ended June 30, 2010 were $11.31 and $12.31, respectively (three and six month periods ended June 30, 2009, $11.70 and $11.61, respectively). Canadian operating costs on a per boe basis for the three and six month periods ended June 30, 2010 were $8.65 and $9.07, respectively (three and six month periods ended June 30, 2009, $9.57 and $9.97, respectively). The decrease is attributable to lower gas processing costs, higher operating fee income and the timing of well intervention work.

Operating costs in France on a per boe basis increased for the three and six month periods ended June 30, 2010 to $13.39 and $14.15, respectively (three and six month periods ended June 30, 2009, $10.88 and $11.83, respectively). The increase is a result of higher levels of downhole maintenance spending.

Australian operating costs on a per boe basis for the three month period ended June 30, 2010 increased to $16.36 compared to $13.99 for the same period in 2009. Although the overall operating costs were lower during the quarter, the increase per boe is attributable to lower levels of production resulting in higher per unit costs. The year to date operating costs for 2010 on a per boe basis increased to $17.13 compared to $12.08 for the same period in 2009. The increase is attributable to higher planned maintenance costs related to replacing a bearing on the platform’s CALM buoy, higher insurance costs, and lower levels of production.

In the Netherlands, operating costs on a per boe basis for the three and six month periods ended June 30, 2010 have decreased to $7.50 and $9.88, respectively (three and six month periods ended June 30, 2009, $16.16 and $15.51, respectively). The decrease is due to lower fuel and electricity costs coupled with higher levels of production during the three and six month periods ended June 30, 2010 compared to the same periods in 2009.

	Three Months Ended		Six Months Ended
($M except per boe and per mcf)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Crude oil & NGLs	$22,971	$22,060	$48,295	$43,380
Per boe	$13.27	$12.03	$14.15	$11.76
Natural gas	9,660	12,266	20,671	25,113
Per mcf	$1.40	$1.86	$1.58	$1.89
Operating	$32,631	$34,326	$68,966	$68,493
Per boe	$11.31	$11.70	$12.31	$11.61

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs increased during the three and six month periods ended June 30, 2010 compared to the same periods in the prior year as a result of ship or pay pipeline tariff charges included in the 2010 results related to the Corrib project. As there is a ceiling on the total tariff payments due in relation to the pipeline, these costs essentially represent a prepayment for future pipeline transportation services.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Transportation	$6,901	$4,432	$13,850	$8,783
Per boe	$2.39	$1.51	$2.47	$1.49

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense per boe for the three and six month periods ended June 30, 2010 was $3.34 and $3.53, respectively (three and six month periods ended June 30, 2009, $2.55 and $2.42, respectively). The increase per boe from 2009 is associated with higher legal and advisory fees associated with certain projects including the pending conversion from a trust to a corporation and a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
General and administration	$9,621	$7,467	$19,774	$14,253
Per boe	$3.34	$2.55	$3.53	$2.42

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and six month periods ended June 30, 2010 was $4.1 million and $9.4 million, respectively (three and six month periods ended June 30, 2009, $4.6 million and $9.0 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Trust Unit Award Incentive Plan and the Trust’s bonus plan.

Total unit based compensation expense has remained relatively consistent on a year over year basis.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Unit based compensation	$4,064	$4,606	$9,371	$8,970
Per boe	$1.41	$1.57	$1.67	$1.52

INTEREST EXPENSE

Interest expense for the three and six month periods ended June 30, 2010 was $3.7 million and $6.7 million, respectively (three and six month periods ended June 30, 2009, $1.3 million and $3.0 million, respectively). Interest expense for the quarter and year to date periods in 2010 has increased from the same periods in 2009 despite similar average debt levels, as a result of higher average interest rates and increased facility fees.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Interest	$3,696	$1,258	$6,729	$3,037
Per boe	$1.28	$0.43	$1.20	$0.51

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and six month periods ended June 30, 2010 were $21.27 and $21.14, respectively (three and six month periods ended June 30, 2009, $22.27 and $21.74, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2010 have remained relatively consistent from the rates per boe for the same periods in 2009.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Depletion, depreciation and accretion	$61,352	$65,336	$118,415	$128,254
Per boe	$21.27	$22.27	$21.14	$21.74

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the three and six month periods ended June 30, 2010 increased to $18.0 million and $28.0 million, respectively (three and six month periods ended June 30, 2009, $10.0 million and $19.3 million, respectively). The increases are attributable to the higher year over year revenues associated with stronger oil prices.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Current taxes	$18,040	$9,971	$28,013	$19,289
Per boe	$6.25	$3.40	$5.00	$3.27

FOREIGN EXCHANGE

During the six months ended June 30, 2010, a combined realized and unrealized foreign exchange gain of $29.5 million was recognized versus $12.3 million in 2009. The gain through June 30, 2010 is comprised of a realized gain of $3.2 million associated with cash repatriations and an unrealized, non-cash gain of $26.3 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2009, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended		Six Months Ended
($M except per boe)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Foreign exchange (gain)	$(9,863)	$(7,786)	$(29,508)	$(12,281)
Per boe	$(3.42)	$(2.66)	$(5.27)	$(2.08)

EARNINGS

Net earnings for the three and six month periods ended June 30, 2010 were $44.0 million or $0.55 per unit and $86.5 million or $1.08 per unit, respectively (three and six month periods ended June 30, 2009, $24.9 million or $0.35 per unit and $44.8 million or $0.63 per unit, respectively). The increase in earnings for 2010 versus 2009 is largely associated with higher revenues year over year associated with stronger oil prices in 2010 as compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

	Q2/10	Q1/10	Q4/09	Q3/09	Q2/09	Q1/09	Q4/08	Q3/08
Petroleum and natural gas revenue	$169,545	$169,581	$180,544	$150,183	$162,788	$146,236	$185,329	$245,712
Net earnings	$44,027	$42,508	$122,900	$17,834	$24,880	$19,884	$13,755	$86,949
Net earnings per trust unit
Basic	$0.55	$0.53	$1.60	$0.25	$0.35	$0.28	$0.20	$1.24
Diluted	$0.54	$0.53	$1.59	$0.25	$0.35	$0.28	$0.19	$1.22

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at June 30, 2010 was $183.0 million compared to $120.4 million as at December 31, 2009.

As at June 30, 2010, the Trust had a syndicated revolving credit facility allowing for maximum borrowings of $675 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

The amount available to the Trust under the facility is reduced by outstanding letters of credit associated with the Trust’s operations totalling $2.0 million as at June 30, 2010.

In December 2009, Vermilion announced it was reinstating the DRIP effective January 15, 2010. Cash flows from financing activities for the six months ended June 30, 2010 included cash flows related to the issuance of trust units pursuant to the DRIP of $16.8 million and there were no proceeds related to the program in 2009.

RECLAMATION FUND

During the second quarter of 2010, the Trust approved a plan to wind up its reclamation fund. Vermilion had previously established the reclamation fund to provide for the ultimate payout of its environmental and site restoration costs on its asset base.

After an extensive review, the Trust concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated and the proceeds will initially be used to reduce outstanding bank indebtedness and will ultimately help support the Trust’s capital programs. Vermilion will fund future reclamation costs out of current resources as they become due, consistent with standard industry practice.

As a result, the Trust has included the reclamation fund assets with short-term investments on the consolidated balance sheet as at June 30, 2010.

ASSET RETIREMENT OBLIGATIONS

As at June 30, 2010, Vermilion’s asset retirement obligations were $227.4 million compared to $237.1 million as at December 31, 2009. The decrease is largely attributable to the impact of exchange rates on foreign currency denominated obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the three and six month periods ended June 30, 2010 and declared distributions totalling $91.5 million in the first six months of 2010 compared to $80.7 million for the same period in 2009.

Since inception, the Trust has declared $1.0 billion in distributions to unitholders as compared to unitholders’ capital of $751.3 million at June 30, 2010.

Sustainability of Distributions

	Three Months Ended	Six Months Ended	Year Ended	Year Ended
($M)	June 30, 2010	June 30, 2010	Dec 31, 2009	Dec 31, 2008
Cash flows from operating activities	$107,279	$187,516	$230,316	$660,135
Net earnings	$44,027	$86,535	$185,498	$229,189
Distributions declared	$45,969	$91,497	$166,385	$158,674
Excess of cash flows from operating activities over cash distributions declared	$61,310	$96,019	$63,931	$501,461
(Shortfall) excess of net earnings over cash distributions declared	$(1,942)	$(4,962)	$19,113	$70,515

Excess cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs and debt repayments. The current year shortfalls of net earnings over distributions declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should low commodity price cycles remain for an extended period of time, the Trust will evaluate the necessity to change the level of distributions, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the Corrib project will require a significant capital investment by Vermilion. As such, the Trust’s fund flows from operations may not be sufficient during this period to fund cash distributions, capital expenditures and asset retirement costs. The Trust currently intends to finance any shortfall primarily with debt.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the six month period ended June 30, 2010, 1,220,831 trust units were issued pursuant to the conversion of exchangeable shares, the DRIP and the Trust’s unit based compensation programs. Unitholders’ capital increased by $39.7 million as a result of the issuance of those trust units.

As at August 6, 2010, there were 80,842,558 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at June 30, 2010, there were 4,006,753 exchangeable shares outstanding at an exchange ratio of 1.86190 whereby 7,460,173 trust units would be issuable upon conversion. The exchangeable shares can be redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption. Upon converting to a corporation, outstanding exchangeable shares will be converted to common shares of Vermilion at the exchange ratio prevailing at the time of conversion.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s 2009 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize;
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management; and
viii.	The amount recorded as due to the vendor pursuant to the Corrib acquisition is dependent on management’s estimate of the timing of first gas.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of June 30, 2010.

The Trust uses a variety of derivatives including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION (“IFRS”)

Background

Publicly accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011. Accordingly, in 2008, Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise the Trust in its conversion program. Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues. Since completing the scoping diagnostic, Vermilion’s transition team has continued to draft accounting research and policy papers which are reviewed by the advising public accounting firm.

Project Status

Vermilion has not yet finalized all of its accounting policies under IFRS as the Trust is actively working with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability. Vermilion remains focused on the transition to IFRS and the Trust will prepare financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011.

Areas of Focus

The following discussion provides additional information on the key areas of focus; however, as certain aspects of the adoption of IFRS in Canada remain uncertain, Vermilion cannot guarantee that this information will not change as the date of transition approaches. The Trust will continue to communicate information in relation to its conversion process as it becomes available.

Accounting for Capital Assets Including Impairment

Vermilion’s transition team is currently determining the Trust’s accounting policies associated with capital assets under IFRS. When appropriate, the Trust is electing to make policy choices that minimize the differences between Vermilion’s capital asset accounting under current Canadian GAAP and IFRS and also that reflect policies which are consistent with our peer entities.

There are still a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion. Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes. Under IFRS, the unit of account for both depletion and impairment testing is significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting.

On July 23, 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities such as Vermilion that have historically applied the full-cost method of accounting. Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and, currently, Vermilion intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional Currency

Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through the balance sheet and will not impact net income. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Income Taxes

Vermilion has evaluated the differences between International Accounting Standard 12, “Income Taxes” and the relevant Canadian GAAP requirements and has concluded that the impact on the Trust’s deferred tax accounting will be minimal.

The Trust has concluded that under IFRS, Petroleum Resource Rent Tax (“PRRT”) paid in Australia will be classified as an income tax. Under Canadian GAAP, Vermilion presents PRRT as a royalty.

Accounting for Trust Units and Exchangeable Shares

In Canada, units issued by investment trusts such as Vermilion are redeemable by unitholders and under IFRS, unless certain specific criteria are met to receive an exemption, redeemable securities cannot be classified as permanent equity. Although Vermilion intends to convert to a corporation in 2010, the Trust needed to determine if it met the criteria for this exemption to conclude on the appropriate presentation for the pre-conversion period. After reviewing this issue, the Trust believes it meets the required criteria to present its trust units as equity for the period prior to the corporate conversion.

Vermilion believes that this exemption does not extend to its exchangeable shares and accordingly, the exchangeable shares will be presented as a liability carried at market value until the corporate conversion is completed.

Unit Based Compensation

Vermilion believes that the redemption feature associated with the trust units require it to present the recognized, but unvested value of unit compensation awards as a liability until completion of the pending corporate conversion. The carrying amount of the liability will be remeasured at each reporting date and will be based on the market value of a trust unit. The changes in the liability will be reflected as a non-cash expense or recovery in the statement of earnings. Upon conversion to a corporation, the outstanding liability will be reclassified to contributed surplus and changes in the terms of the plan associated with the conversion may result in an expense or recovery in current period earnings.

Under IFRS, the Trust will estimate the amount of forfeitures expected in relation to its unit compensation plan and will reflect such estimates in the related expense. Under Canadian GAAP, forfeitures are accounted for as they occur.

Asset Retirement Obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter, the liability is remeasured at each reporting date using the current risk free interest rate. As the Trust is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.

Issues Associated with the Initial Adoption of IFRS

Aside from the IFRS 1 deemed cost accounting exemption, Vermilion has not yet ultimately concluded on what other available exemptions it will take upon transition to IFRS. Presently however, the Trust believes it will apply the IFRS 1 exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of a various upgrades that have been completed over recent years, the Trust’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and the Trust continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises such as Vermilion.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent of natural gas and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
CBM	coalbed methane
NGLs	natural gas liquids
GJ/d	Gigajoules per day
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
$M	thousand dollars
$MM	million dollars

NETBACKS (6:1)							Three Months Ended	Six Months Ended
	Three Months Ended			Six Months Ended			June 30,	June 30,
	June 30, 2010			June 30, 2010			2009	2009
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$71.73	$4.35	$42.30	$73.24	$4.92	$44.27	$33.35	$34.67
Realized hedging gain or loss	-	0.50	1.95	-	0.22	0.88	-	-
Royalties	(14.47)	(0.03)	(5.26)	(16.57)	(0.39)	(7.15)	(1.86)	(3.91)
Transportation	(2.08)	(0.22)	(1.58)	(2.00)	(0.22)	(1.54)	(1.25)	(1.24)
Operating costs	(8.73)	(1.44)	(8.65)	(9.62)	(1.46)	(9.07)	(9.57)	(9.97)
Operating netback	$46.45	$3.16	$28.76	$45.05	$3.07	$27.39	$20.67	$19.55
France
Price	$79.93	$8.94	$79.70	$79.03	$8.99	$78.68	$67.08	$58.07
Realized hedging gain or loss	2.28	-	2.26	2.14	-	2.11	0.89	1.89
Royalties	(5.31)	(0.27)	(5.27)	(5.32)	(0.03)	(5.24)	(5.40)	(5.20)
Transportation	(3.71)	-	(3.68)	(3.78)	-	(3.73)	(3.87)	(3.94)
Operating costs	(13.14)	(6.94)	(13.39)	(13.87)	(5.76)	(14.15)	(10.88)	(11.83)
Operating netback	$60.05	$1.73	$59.62	$58.20	$3.20	$57.67	$47.82	$38.99
Netherlands
Price	$76.05	$6.18	$37.43	$56.68	$6.31	$37.99	$52.10	$63.28
Operating costs	-	(1.26)	(7.50)	-	(1.66)	(9.88)	(16.16)	(15.51)
Operating netback	$76.05	$4.92	$29.93	$56.68	$4.65	$28.11	$35.94	$47.77
Australia
Price	$77.76	$-	$77.76	$80.55	$-	$80.55	$78.63	$67.73
Royalties	(6.10)	-	(6.10)	(15.07)	-	(15.07)	(16.32)	(15.49)
Operating costs	(16.36)	-	(16.36)	(17.13)	-	(17.13)	(13.99)	(12.08)
Operating netback	$55.30	$-	$55.30	$48.35	$-	$48.35	$48.32	$40.16
Total Trust
Price	$77.42	$5.13	$58.78	$78.35	$5.46	$60.55	$55.49	$52.38
Realized hedging gain or loss	1.01	0.29	1.31	0.93	0.14	0.89	0.24	0.49
Royalties	(7.52)	(0.02)	(4.56)	(11.14)	(0.25)	(7.37)	(6.17)	(6.75)
Transportation	(2.08)	(0.48)	(2.39)	(2.04)	(0.52)	(2.47)	(1.51)	(1.49)
Operating costs	(13.27)	(1.40)	(11.31)	(14.15)	(1.58)	(12.31)	(11.70)	(11.61)
Operating netback	$55.56	$3.52	$41.83	$51.95	$3.25	$39.29	$36.35	$33.02
General and administration			(3.34)			(3.53)	(2.55)	(2.42)
Interest			(1.28)			(1.20)	(0.43)	(0.51)
Realized foreign exchange			0.39			0.58	(0.83)	(0.74)
Current taxes			(6.25)			(5.00)	(3.40)	(3.27)
Fund flows netback			$31.35			$30.14	$29.14	$26.08
Depletion, depreciation and accretion			(21.27)			(21.14)	(22.27)	(21.74)
Future income taxes			4.65			4.25	(1.87)	2.15
Other income or loss			(1.00)			(0.79)	1.53	0.58
Unrealized foreign exchange			3.03			4.69	3.49	2.82
Non-controlling interest – exchangeable shares			(1.40)			(1.42)	(0.84)	(0.74)
Equity in affiliate			-			-	(0.20)	(0.29)
Unrealized gain or loss on derivative instruments			1.32			1.39	1.08	0.23
Fair value of unit compensation			(1.41)			(1.67)	(1.57)	(1.52)
Earnings netback			$15.27			$15.45	$8.49	$7.57

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

CONSOLIDATED BALANCE SHEETS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	June 30,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents (Note 10)	$31,845	$99,066
Short-term investments (Note 2)	82,044	15,895
Accounts receivable	93,207	117,051
Crude oil inventory	6,447	5,235
Derivative instruments (Note 8)	14,162	8,217
Prepaid expenses and other	12,765	11,422
	240,470	256,886
Derivative instruments (Note 8)	7,984	7,896
Future income taxes	131,439	119,714
Long-term investments	2,922	4,342
Goodwill	19,840	19,840
Reclamation fund (Note 2)	-	69,003
Capital assets	1,726,449	1,606,995
	$2,129,104	$2,084,676
LIABILITIES
Current
Accounts payable and accrued liabilities	$153,185	$197,633
Distributions payable to unitholders	15,341	15,109
Derivative instruments (Note 8)	-	1,772
Income taxes payable	22,519	2,366
Future income taxes	2,846	683
	193,891	217,563
Long-term debt (Note 3)	229,588	159,723
Amount due pursuant to acquisition	117,420	111,402
Asset retirement obligations (Note 2)	227,418	237,110
Future income taxes	191,409	218,764
	959,726	944,562
Non-controlling interest - exchangeable shares (Note 5)	108,695	100,824
UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 4)	751,326	711,667
Contributed surplus (Note 4)	21,043	30,413
Retained earnings	288,314	297,210
	1,060,683	1,039,290
	$2,129,104	$2,084,676

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS (THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
REVENUE
Petroleum and natural gas revenue	$169,545	$162,788	$339,126	$309,024
Royalties	(13,162)	(18,099)	(41,259)	(39,799)
	156,383	144,689	297,867	269,225
EXPENSES AND OTHER EXPENSE (INCOME)
Operating	32,631	34,326	68,966	68,493
Transportation	6,901	4,432	13,850	8,783
Unit based compensation (Note 6)	4,064	4,606	9,371	8,970
(Gain) on derivative instruments (Note 8)	(7,586)	(3,861)	(12,795)	(4,289)
Interest	3,696	1,258	6,729	3,037
General and administration	9,621	7,467	19,774	14,253
Foreign exchange (gain)	(9,863)	(7,786)	(29,508)	(12,281)
Other expense (income)	2,871	(4,486)	4,405	(3,444)
Depletion, depreciation and accretion	61,352	65,336	118,415	128,254
	103,687	101,292	199,207	211,776
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	52,696	43,397	98,660	57,449

INCOME TAXES
Future	(13,423)	5,490	(23,823)	(12,704)
Current	18,040	9,971	28,013	19,289
	4,617	15,461	4,190	6,585
OTHER ITEMS
Non-controlling interest – exchangeable shares (Note 5)	4,052	2,461	7,935	4,395
Loss related to equity method investment	-	595	-	1,705
	4,052	3,056	7,935	6,100
NET EARNINGS AND COMPREHENSIVE INCOME	44,027	24,880	86,535	44,764
Retained earnings, beginning of period	290,362	257,808	297,210	280,959
Distributions declared (Note 4)	(45,969)	(40,516)	(91,497)	(80,689)
Unit-settled distributions on vested unit based awards (Note 4)	(106)	-	(3,934)	(2,862)

RETAINED EARNINGS, END OF PERIOD	$288,314	$242,172	$288,314	$242,172

NET EARNINGS PER TRUST UNIT (Note 7)
Basic	$0.55	$0.35	$1.08	$0.63
Diluted	$0.54	$0.35	$1.07	$0.63

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (Note 7)
Basic	80,601,384	71,068,073	80,158,188	70,778,145
Diluted	88,911,757	79,054,232	88,268,855	78,541,327

CONSOLIDATED STATEMENTS OF CASH FLOWS (THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
OPERATING
Net earnings	$44,027	$24,880	$86,535	$44,764
Adjustments:
Depletion, depreciation and accretion	61,352	65,336	118,415	128,254
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 8)	(3,814)	(3,158)	(7,805)	(1,376)
Unit based compensation	4,064	4,606	9,371	8,970
Loss related to equity method investment	-	595	-	1,705
Unrealized foreign exchange (gain)	(8,727)	(10,228)	(26,273)	(16,658)
Non-controlling interest – exchangeable shares	4,052	2,461	7,935	4,395
Change in unrealized gains and losses and accruals included in other expense (income) relating to investments	2,876	(4,486)	4,413	(3,444)
Future income taxes	(13,423)	5,490	(23,823)	(12,704)
	90,407	85,496	168,768	153,906
Asset retirement costs incurred (Note 2)	(812)	(1,615)	(812)	(4,266)
Changes in non-cash operating working capital	17,684	(80,730)	19,560	(91,805)
Cash flows from operating activities	107,279	3,151	187,516	57,835

INVESTING
Drilling and development of petroleum and natural gas properties	(99,858)	(28,509)	(219,754)	(68,427)
Acquisition of petroleum and natural gas properties	-	(12,502)	(2,897)	(17,548)
(Purchase of) proceeds from short-term investments	(4,150)	435	(4,070)	435
Withdrawals from the reclamation fund	812	-	812	-
Changes in non-cash investing working capital	(11,539)	(5,320)	(15,768)	(5,815)
Cash flows used in investing activities	(114,735)	(45,896)	(241,677)	(91,355)

FINANCING
Increase in long-term debt	25,001	80,001	70,000	49,947
Issue of trust units for cash	-	625	-	857
Issue of trust units pursuant to the distribution reinvestment plan	9,453	-	16,833	-
Cash distributions	(45,906)	(40,476)	(91,265)	(80,501)
Cash flows (used in) from financing activities	(11,452)	40,150	(4,432)	(29,697)
Foreign exchange (loss) on cash held in foreign currencies	(2,683)	(1,380)	(8,628)	(1,576)

Net change in cash and cash equivalents	(21,591)	(3,975)	(67,221)	(64,793)
Cash and cash equivalents, beginning of period	53,436	6,413	99,066	67,231
Cash and cash equivalents, end of period	$31,845	$2,438	$31,845	$2,438

Supplementary information - cash payments
Interest paid	$4,416	$1,160	$7,095	$2,422
Income taxes paid	$7,660	$64,620	$7,860	$75,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2009 included in the Trust’s 2009 Annual Report.

2. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $227.4 million as at June 30, 2010 (December 31, 2009 - $237.1 million) based on a total undiscounted future liability after inflation adjustment of $791.2 million (December 31, 2009 - $857.2 million).

The following table reconciles the change in the Trust’s asset retirement obligations:

	Jun 30, 2010	Dec 31, 2009
Carrying amount, beginning of period	$237,110	$265,101
Liabilities incurred	656	10,173
Asset retirement costs incurred	(812)	(10,139)
Change in estimate	-	(24,456)
Accretion expense	9,063	20,255
Foreign exchange	(18,599)	(23,824)
Carrying amount, end of period	$227,418	$237,110

During the second quarter of 2010, the Trust approved a plan to wind up its reclamation fund. Vermilion had previously established the reclamation fund to provide for the ultimate payout of its environmental and site restoration costs on its asset base.

After an extensive review, the Trust concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations. In July 2010, the reclamation fund assets were liquidated.

As a result, the Trust has included the reclamation fund assets with short-term investments on the consolidated balance sheet as at June 30, 2010.

3. LONG-TERM DEBT

As at June 30, 2010, the Trust had a syndicated revolving credit facility allowing for maximum borrowings of $675 million. The revolving period under the revolving credit facility is expected to expire in June 2011 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

The revolving credit facility is secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

The amount available to the Trust under the facility is reduced by outstanding letters of credit associated with the Trust’s operations totalling $2.0 million as at June 30, 2010.

4. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares (Note 5)	132,569	4,048
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	945,982	2,817
Transfer from contributed surplus for unit based awards	-	16,846
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Unit issuance	8,091,000	240,106
Balance as at December 31, 2009	79,523,028	$711,667
Distribution reinvestment plan	518,674	16,833
Issued on conversion of exchangeable shares (Note 5)	4,547	151
Issuance of units on vesting of trust unit award plan grants	555,459	-
Transfer from contributed surplus for unit based awards	-	17,733
Trust units issued for bonus plan	28,624	1,008
Unit-settled distributions on vested unit based awards	113,527	3,934
Balance as at June 30, 2010	80,743,859	$751,326

	Jun 30, 2010	Dec 31, 2009
Contributed Surplus
Opening balance	$30,413	$29,698
Unit compensation expense (excluding bonus plan)	8,363	17,561
Transfer to unitholders’ capital for unit based awards	(17,733)	(16,846)
Ending balance	$21,043	$30,413

Cash distributions declared to unitholders for the three and six month periods ended June 30, 2010 were $46.0 million and $91.5 million, respectively (2009 - $40.5 million and $80.7 million, respectively). Distributions are determined by the Board of Directors in accordance with the Trust Indenture and are paid monthly.

In December 2009, Vermilion reinstated its distribution reinvestment plan beginning with the January 15, 2010 distribution. The plan allows eligible holders of trust units to purchase additional trust units at a 5% discount to market by reinvesting their cash distributions. The plan had previously been suspended in May 2008.

5. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

	Jun 30, 2010	Dec 31, 2009
Exchangeable Shares
Opening number of exchangeable shares	4,009,253	4,085,605
Exchanged for trust units	(2,500)	(76,352)
Ending balance	4,006,753	4,009,253
Ending exchange ratio	1.86190	1.80065
Trust units issuable upon conversion	7,460,173	7,219,261

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Jun 30, 2010	Dec 31, 2009
Non-controlling interest, beginning of period	$100,824	$84,523
Reduction of book value for conversion to trust units	(64)	(1,676)
Current period net earnings attributable to non-controlling interest	7,935	17,977
Non-controlling interest, end of period	$108,695	$100,824

6. UNIT COMPENSATION PLANS

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2009	1,417,314
Granted	715,900
Vested	(447,714)
Forfeited	(95,944)
Balance as at June 30, 2010	1,589,556

Compensation expense for the three and six month periods ended June 30, 2010 was $4.1 million and $8.4 million, respectively (2009 - $4.6 million and $8.3 million, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.5 million and $1.1 million has been recorded as general and administration expense during the three and six month periods ended June 30, 2010 (2009 - $0.3 million and $0.5 million, respectively).

7. PER UNIT AMOUNTS

Basic and diluted net earnings per trust unit have been determined based on the following:

	Three Months Ended		Six Months Ended
	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Net earnings	$44,027	$24,880	$86,535	$44,764
Non-controlling interest - exchangeable shares	4,052	2,461	7,935	4,395
Net earnings for diluted net earnings per trust unit calculation	$48,079	$27,341	$94,470	$49,159

Basic weighted average trust units outstanding	80,601,384	71,068,073	80,158,188	70,778,145
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,460,148	7,039,682	7,460,772	7,060,018
Dilutive impact of unit rights incentive and trust unit award plans	850,225	946,477	649,895	703,164
Diluted weighted average trust units outstanding	88,911,757	79,054,232	88,268,855	78,541,327

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

8. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes. The Trust has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period. During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption. The Trust does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes the Trust’s outstanding financial derivative positions as at June 30, 2010.

Risk Management: Oil	Funded Cost	bbls/d	US $/bbl
Collar - WTI
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
April 2010 - December 2010	US $0.00/bbl	750	$ 72.00 - $ 95.00
2010	US $0.00/bbl	1,500	$ 70.00 - $ 97.80
2010	US $1.00/bbl	1,500	$ 72.00 - $ 99.00
2010	US $1.00/bbl	1,500	$ 72.00 - $100.65
2010	US $1.50/bbl	750	$ 70.00 - $ 97.40
2010	US $1.50/bbl	750	$ 69.00 - $ 90.15
January 2010 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
July 2010 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
Call Spread - BRENT
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
2010	US $5.64/bbl	700	$ 65.00 - $ 85.00
2011	US $5.15/bbl	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/GJ
SWAP - AECO
April 2010 to October 2010	$0.00/GJ	5,000	$5.28
April 2010 to October 2010	$0.00/GJ	5,000	$5.30
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
April 2010 to October 2010	$0.35/GJ	10,000	$4.50

The following table reconciles the change in the fair value of the Trust’s derivative contracts:

	Jun 30, 2010	Dec 31, 2009
Fair value of contracts, beginning of period	$14,341	$15,204
Opening unrealized (gain) on contracts settled during the period	(4,312)	(11,959)
Realized gain on contracts settled during the period	4,990	5,389
Unrealized gain during the period on contracts outstanding at the end of the period	12,117	11,096
Net (receipt from) counterparties on contract settlements during the period	(4,990)	(5,389)
Fair value of contracts, end of period	22,146	14,341
Comprised of:
Current derivative asset	14,162	8,217
Current derivative liability	-	(1,772)
Non-current derivative asset	7,984	7,896
Fair value of contracts, end of period	$22,146	$14,341

The (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Six Months Ended
	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Realized (gain) on contracts settled during the period	$(3,772)	$(703)	$(4,990)	$(2,913)
Opening unrealized gain on contracts settled during the period	2,915	2,990	4,312	5,980
Unrealized (gain) during the period on contracts outstanding at the end of the period	(6,729)	(6,148)	(12,117)	(7,356)
(Gain) on derivative instruments for the period	$(7,586)	$(3,861)	$(12,795)	$(4,289)

9. SEGMENTED INFORMATION

	Three Months Ended		Six Months Ended
	Jun 30, 2010	Jun 30, 2009	Jun 30, 2010	Jun 30, 2009
Petroleum and natural gas revenue
Canada	$44,009	$37,293	$91,937	$76,237
France	61,442	52,669	117,711	89,464
Netherlands	17,947	16,074	30,250	41,940
Australia	46,147	56,752	99,228	101,383
Ireland	-	-	-	-
	$169,545	$162,788	$339,126	$309,024
Net earnings (loss)
Canada	$12,323	$(19,006)	$12,579	$(30,045)
France	34,078	18,959	60,947	25,112
Netherlands	4,637	5,310	8,694	16,772
Australia	13,144	19,617	20,788	32,925
Ireland	(20,155)	-	(16,473)	-
	$44,027	$24,880	$86,535	$44,764
Capital expenditures
Canada	$56,493	$6,935	$144,182	$26,979
France	9,218	28,096	23,145	49,967
Netherlands	1,711	3,529	5,120	4,598
Australia	12,796	2,451	14,691	4,431
Ireland	19,640	-	35,513	-
	$99,858	$41,011	$222,651	$85,975

			Jun 30, 2010	Dec 31, 2009
Total assets
Canada			$838,790	$711,435
France			543,963	575,426
Netherlands			115,485	180,803
Australia			234,145	250,780
Ireland			396,721	366,232
			$2,129,104	$2,084,676

10. COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at June 30, 2010 and December 31, 2009 was comprised solely of monies on deposit with banks.

11. CAPITAL DISCLOSURES

The Trust’s manner of managing capital has not changed from the prior year. The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three and six month periods ended June 30, 2010:

	Three Months Ended Jun 30, 2010	Six Months Ended Jun 30, 2010
Long-term debt	$229,588	$229,588
Current liabilities	193,891	193,891
Current assets	(240,470)	(240,470)
Net debt [1]	$183,009	$183,009
Cash flows from operating activities	$107,279	$187,516
Changes in non-cash operating working capital	(17,684)	(19,560)
Asset retirement costs incurred	812	812
Fund flows from operations	$90,407	$168,768
Annualized fund flows from operations [2]	361,628	337,536
Ratio of net debt to annualized fund flows from operations ([1] / [2]) 0.9	0.51	0.54

For the three and six month periods ended June 30, 2010, the ratio of net debt to annualized fund flows from operations was 0.51 and 0.54 respectively. As a result of expected capital spending associated with the Corrib project, the Trust expects that its ratio of net debt to fund flows from operations will increase until first gas in achieved on the Corrib project.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, income taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

12. FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities, the reclamation fund and long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk. The carrying value of accounts receivable, accounts payable and distributions payable approximates fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at June 30, 2010 Vermilion’s maximum exposure to receivable credit risk was $115.4 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, Vermilion has satisfactorily reviewed the counterparty for creditworthiness.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted financial liabilities and their contractual maturities as at June 30, 2010 and December 31, 2009:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
June 30, 2010: Non-derivative financial liabilities	67,102	88,194	13,231	374,581
December 31, 2009: Non-derivative financial liabilities	117,911	84,911	9,920	302,691

The Trust’s derivative liabilities settle on a monthly basis.

Market risk:

The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the six month periods ended June 30, 2010 and 2009 given changes in the relevant risk variables that the Trust considers were reasonably possible at the balance sheet date. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Six months ended June 30, 2010:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2010.	$(587)
	Decrease in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on June 30, 2010.	$1,174
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2010.	$2,308
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2010.	$(2,308)
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2010.	$(1,053)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2010.	$1,053
Commodity price risk	Increase in relevant oil reference price at June 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(4,562)
	Decrease in relevant oil reference price at June 30, 2010 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$6,214

Six months ended June 30, 2009:

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on June 30, 2009.	$(4,659)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2009.	$2,330
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on June 30, 2009.	$(5,681)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2009.	$2,840
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on June 30, 2009.	$(931)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2009.	$465
Commodity price risk	Increase in relevant oil reference price at June 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$2,320
	Decrease in relevant oil reference price at June 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,672)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the periods ended June 30, 2010 or 2009.

Effective August 23, 2010, please change your records to reflect our new address at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3; Telephone (Unchanged): 403-269-4884; Facsimile (All Departments): 403-476-8100.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO /
Curtis W. Hicks, C.A., Executive VP & CFO /
Paul Beique, Vice President Capital Markets
Tel: 403-269-4884
Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com